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                                                                File No. 32-457

                                    FORM U-7D
                   CERTIFICATE PURSUANT TO RULE 7(d) UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                Amendment No. 14

               The undersigned certifies that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the contract relating to nuclear fuel identified herein and the transactions for the financing thereof. All capitalized terms used herein and in Schedule A hereto shall have the meaning assigned to them in the Credit Agreements (as hereinafter defined).

1.       Buyer public-utility                   See Amendment No. 10 as filed
         company:                               with the Securities and Exchange
         Address:                               Commission on September 28, 1994
                                                ("Amendment No. 10").

2.       Date:                                  1988 Amended and Restated
                                                Nuclear Fuel Heat Purchase
                                                Contract dated as of October 4,
                                                1988; as amended by a First
                                                Amendment thereto dated as of
                                                February 1, 1990, a Second
                                                Amendment thereto dated as of
                                                September 1, 1993, a Third
                                                Amendment thereto dated as of
                                                August 31, 1994, a Fourth
                                                Amendment thereto dated as of
                                                March 8, 1996, a Fifth Amendment
                                                thereto dated as of August 29,
                                                1996, a Sixth Amendment thereto
                                                dated as of August 28, 1997 (the
                                                "Contract") and a Seventh
                                                Amendment thereto dated as of
                                                August 27, 1998 (the "Seventh
                                                Amendment").

2a.      Date facility was
         placed in service:                     See Amendment No. 10.

3.       Regulatory Authority
         which has acted on
         transaction:                           See Amendment No. 10.








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4.       Term of Contract:                      The term of the Contract (as
                                                amended by the Seventh
                                                Amendment) expires on August 26,
                                                1999, subject to renewal upon
                                                the terms and conditions set
                                                forth in Schedule A hereto.

5.       Brief description of facility:         See Amendment No. 10.

6.       Manufacturer or
         Supplier:                              See Amendment No. 10.

7.       Cost of facility:                      See Amendment No. 10.

8.       Basic Charges:                         See Amendment No. 10.

9.       Holder of legal title
         to facility:                           See Amendment No. 10.

10.      Holders of beneficial
         interests:                             See Amendment No. 10.

11. If part or all of the financing is supplied by a loan on which only principal and interest is payable, state:

         Amount borrowed:                       Up to $400,000,000.

         Number of lenders:                     Barclays Bank PLC, New York
                                                Branch, as agent and bank, and
                                                eighteen (18)* other banks
                                                signatories to the credit
                                                agreements described in Schedule
                                                A hereto. The purchase of the
                                                nuclear fuel is also financed
                                                through the issuance by
                                                Renaissance Energy Company of
                                                commercial paper notes in the
                                                commercial paper market, such
                                                that, at any one time, there
                                                will be a variable number of
                                                holders of Renaissance Energy
                                                Company's commercial paper
                                                notes.

         Interest rate:                         Variable.*

         Terms of repayment:                    Variable.*

-----------------------
*        See Schedule A hereto.



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         Date executed:                         (a) $200,000,000 Multi-Year
                                                Credit Agreement dated as of
                                                September 1, 1993 (the "3 Year
                                                Credit Agreement"), as amended
                                                by a First Amendment thereto
                                                dated as of August 31, 1994, a
                                                Second Amendment thereto (in the
                                                form of extension letters) dated
                                                June 30, 1995, a Third Amendment
                                                thereto dated as of March 8,
                                                1996, a Fourth Amendment thereto
                                                (the "4th Amendment") dated as
                                                of September 1, 1996 and a Fifth
                                                Amendment thereto dated as of
                                                August 28, 1997 (such Fifth
                                                Amendment, the "3 Year
                                                Amendment"), among Renaissance
                                                Energy Company, as Borrower, The
                                                Detroit Edison Company, as
                                                Guarantor, the Banks named
                                                therein and Barclays Bank PLC,
                                                New York Branch, as Agent. See
                                                Schedule A. The Multi-Year
                                                Credit Agreement was formerly
                                                known as the 3 Year Credit
                                                Agreement. The name was changed
                                                pursuant to the 4th Amendment.

                                                (b) $200,000,000 364-Day Credit
                                                Agreement dated as of September
                                                1, 1993 (the "364-Day Credit
                                                Agreement"; the 3 Year Credit
                                                Agreement and the 364 Day Credit
                                                Agreement, collectively, the
                                                "Credit Agreements"), as amended
                                                by a First Amendment thereto
                                                dated as of August 31, 1994, a
                                                Second Amendment thereto (in the
                                                form of extension letters) dated
                                                June 30, 1995, a Third Amendment
                                                thereto dated as of March 8,
                                                1996, a Fourth Amendment thereto
                                                dated as of August 29, 1996, a
                                                Fifth Amendment thereto dated as
                                                of August 28, 1997 and a Sixth
                                                Amendment thereto dated as of
                                                August 27, 1998 (such Sixth
                                                Amendment, the "364 Day
                                                Amendment"), among Renaissance
                                                Energy Company, as Borrower, The
                                                Detroit Edison Company, as
                                                Guarantor, the Banks named



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                                                therein, and Barclays Bank PLC,
                                                New York Branch, as Agent. See
                                                Schedule A.



Date executed:  August 31, 1998

                                                RENAISSANCE ENERGY COMPANY


                                                By: /s/ Dwight Jenkins
                                                   -----------------------------
                                                   Dwight Jenkins
                                                   Vice President




























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STATE OF NEW YORK  )
                   :         ss.:
COUNTY OF NEW YORK )


          The undersigned being duly sworn deposes and says that he, being duly authorized, has executed the attached Certificate for and on behalf of Renaissance Energy Company; that he is a Vice President of said corporation; that he has read the foregoing Certificate and knows the contents thereof; and that the facts therein stated are true to the best of his knowledge, information and belief.

                                          /s/ Dwight Jenkins
                                          ------------------------------
                                          Dwight Jenkins


Subscribed to and sworn to before
me this 31st day of August, 1998.


/s/ Mary L. Brady
----------------------------------
Notary Public
Notary Public, State of New York
No. 43-4771923
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires May 31, 2000




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                                  SCHEDULE A to
            Amendment No. 14 to Form U-7D (the "Form U-7D Amendment")


                             SUMMARY OF TRANSACTION


          The descriptions of (i) the Contract; (ii) the Credit Agreement and
(iii) the 1988 Amended and Restated Loan Agreement dated as of October 4, 1988, as amended by a First Amendment and Second Amendment thereto dated as of February 1, 1990 and September 1, 1993 (as so amended, the "Loan Agreement"), in each case between the Fuel Company and Detroit Edison (as defined below), set forth in Schedule A to Amendment Nos. 7, 8, 9, 10 and 11 and 12 to Form U-7D are hereby incorporated by reference, subject to the amendments to the Contract and the Credit Agreements set forth below.

          Capitalized terms used in this Schedule without definition shall have the meaning ascribed thereto in the Form U-7D Amendment to which this Schedule is attached.

1.        HEAT PURCHASE CONTRACT - SEVENTH AMENDMENT

          The Seventh Amendment modified the term of the Contract as follows:

          i. The term of the Contract was extended to August 26, 1999 (the "Expiration Date").

          ii. The Contract, as amended, gives Detroit Edison the right to renew the Contract term, within 90 days prior to the then current Expiration Date, to an expiration date (i) not later than September 1, 2002 (the "Outside Expiration Date"), if the



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Michigan Public Service Commission (the "MPSC") has authorized the Contract; or
(ii) not later than the earlier to occur of the Outside Expiration Date and twelve months from the then current Expiration Date, if the MPSC has not authorized the Contract.

          Except as specifically amended by the Seventh Amendment, the terms of the Contract remain in full force and effect.

2.        THE 364 DAY CREDIT AGREEMENT - SIXTH AMENDMENT

          A. Sixth Amendment to the 364 Day Credit Agreement. The 364 Day Amendment effected the following amendments to the 364 Day Credit Agreement: 1) so long as the 364 Day Credit Agreement is not earlier terminated due to (a) the occurrence and continuance of an Event of Default under the 364 Day Credit Agreement or (b) the optional termination of the Commitments (as defined in the 364 Day Credit Agreement) by the Fuel Company, the term of the 364 Day Agreement expires on August 26, 1999 (the "364 Day Termination Date"), unless at least 30 days but not more than 60 days prior to the 364 Day Termination Date then in effect, the Fuel Company requests a 364 day extension to such Termination Date, and Detroit Edison, the Agent and the Majority Banks (as defined in the 364 Day Credit Agreement) have consented thereto. In such event, the 364 Day Termination Date shall be extended for an additional 364 days.















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          2). The Facility Fee payable quarterly on the full amount of each
Bank's Commitment was amended as follows: (i) if the Rating Level (as defined in the 364 Day Credit Agreement) is I, the Facility Fee shall equal 0.15% of the bank's Commitment; (ii) if the Rating Level is II, the Facility Fee shall equal 0.15% of the Bank's Commitment; and (iii) if the Rating Level is III, the Facility Fee shall equal 0.30% of the Bank's Commitment; provided however that during any period in which the Guarantor's Senior Secured Indebtedness (as defined in the 364 Day Credit Agreement) unsupported by letters of credit or similar credit enhancement facilities is rated at or below BB+ by S&P or at or below Ba-1 by Moody's or shall cease to be rated by either or both, the Facility Fee shall be 0.425% per annum.

          Except as specifically amended, as described above, the terms of the 364 Day Credit Agreement remain in full force and effect.




































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